August 16, 2006

Room 4561
via fax (512) 434-1701

Mr. Kenneth M. Jastrow, II
Chief Executive Officer
Temple-Inland, Inc.
1300 MoPac Expressway South
Austin, TX 78746

> **Re:** **Temple-Inland, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **Form 8-K Filed February 6, 2006**
> **Form 8-K Filed April 26, 2006**
> **Form 8-K Filed July 26, 2006**
> **File No. 001-08634**

Dear Mr. Jastrow,

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 107

1.   We note your disclosure that your Chief Executive Officer and Chief Financial
        Officer "have concluded that our disclosure controls and procedures are adequate
        and effective to ensure that the information required to be disclosed by we in the
        reports we file or submit under the Exchange Act, is recorded, processed,
        summarized and reported within the time periods specified in the SEC's rules and
        forms." Confirm, if true, that as of December 31, 2005 and April 1, 2006 your
        officers concluded that the Company's disclosure controls and procedures are
        effective to ensure that information required to be disclosed in the reports that you
        file or submit under the Exchange Act is accumulated and communicated to your
        management, including your chief executive officer and chief financial officer, to
        allow timely decisions regarding required disclosure. Tell us how you considered
        including this information under Item 9A. We refer you to Exchange Act Rule
        13a-15(e).

Exhibit 31.1 and 31.2

2.   Note that the language of the certifications required by Item 601(b)(31) of
        Regulation S-K must be provided exactly as stated therein. See Release No. 34-
        46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar.
        5, 2005) available on our website at www.sec.gov. Please confirm that Messrs
        Jastrow and Levy signed these certifications in their individual capacity. In
        preparing future 302 certifications, please note that the language of the
        certification may not be altered in any manner. In this regard, you should not
        include the title of the office held by the signatory in the first line of the
        certifications. This comment also applies to exhibits 31.1 and 31.2 to your Form
        10-Q for the quarter ended April 1, 2006.

Form 8-K on Filed February 6, 2006, Form 8-K Filed on April 26, 2006, and two Forms
8-K Filed on July 26, 2006

3.   We note your use of a non-GAAP financial measure under Item 9.01 of the Forms
        8-K noted above (specifically, net income per diluted share, excluding special
        items). Tell us what consideration you have given to including the disclosures
        required by Item 10(e)(1)(i)(B) (C) and (D) of Regulation S-K and Questions 8
        and 9 of the FAQ Regarding the Use of Non-GAAP Financial Measures. In this
        regard, tell us how you considered including the following information:

        •   a reconciliation of the differences between the non-GAAP financial
                measure disclosed with the most directly comparable financial measure or
                measures calculated and presented in accordance with GAAP

- a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP)
- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman at (202)-551-3458 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief